UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment)

TRECORA RESOURCES
(Name of Issuer)

Common Stock
(Title of Class of Securities)

8946481046
(CUSIP Number)

Fahad M.S. Al Athel, P.O. Box 4900 Riyadh 11412, Saudi Arabia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fahad Mohammed Saleh Al Athel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
368,578
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
368,578
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
368,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.48%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

EXPLANATORY NOTE

This Final Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC"), filed on June 9, 1998, as amended by Amendment No. 1 filed with the SEC on April 6, 2000 (collectively, the "Original Schedule 13D") relating to the Common Stock, par value $0.10 per share (the "Common Stock"), of Trecora Resources., a Delaware corporation (the "Issuer").  This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Person. The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Original Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The responses to Rows (7) - (13) of this Final Amendment are hereby incorporated by reference to this Item 5.

(a) As of July 13, 2021, the Reporting Person beneficially owned in the aggregate 368,578  shares of Common Stock, representing approximately 1.48% of the outstanding shares of the Common Stock of the Issuer. The percentage used herein is based on 24,875,432 shares of Common Stock outstanding as of April 25, 2021, as reported in the Form 10-Q filed by the Issuer with the SEC on May 6, 2021.

(b) The Reporting Person has the sole power to vote and dispose of 368,578  shares of Common Stock.

(c) See Schedule A annexed hereto.

(d) None.

(e) The Reporting Person has ceased to be the holder of more than 5% of the Issuer's Common Stock.  Accordingly, this Final Amendment constitutes an exit filing for the Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2021

/s/ Fahad Mohammed Saleh Al-Athel

Fahad Mohammed Saleh Al-Athel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

This Schedule sets forth information with respect to each purchase and sale of Shares that were effectuated by the Reporting Person during the last sixty (60) days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commission.

Nature of Transaction	Date of Purchase	Number of Securities Sold	Price per Share
Sale of Common Stock	5/20/21	12,804	$8.00
Sale of Common Stock	5/21/2021	15,233	$8.00
Sale of Common Stock	5/24/2021	29,172	$8.00
Sale of Common Stock	5/24/21	14,648	$8.00
Sale of Common Stock	6/25/2021	60,000	$8.32
Sale of Common Stock	6/29/2021	32,294	$8.43
Sale of Common Stock	7/1/2021	5,771	$8.31
Sale of Common Stock	7/2/2021	5,000	$8.31
Sale of Common Stock	7/9/2021	64,948	$8.20
Sale of Common Stock	7/12/2021	3,367	$8.30
Sale of Common Stock	7/13/2021	88,620	$8.30
Sale of Common Stock	8/2/2021	140,000	$8.15